December 21, 2005
Via EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Smith & Wesson Holding Corporation
Request for Withdrawal of Registration Statement on Form S-3
(File No. 333-128803)

Ladies and Gentlemen:

     We represent Smith & Wesson Holding Corporation (the “Company”). On October 4, 2005, the Company filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-3 (File No. 333-128803) (the “Registration Statement”) via the EDGAR electronic filing system. Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request on behalf of the Company the withdrawal of the Registration Statement and the consent of the Commission to such withdrawal. The Company is withdrawing the Registration Statement because the Company was informed by the Staff of the Commission that the Company was not then eligible to use Form S-3. The Registration Statement has not been declared effective, and no sales have been made under the Registration Statement.
     We also respectfully request, on behalf of the Company, that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.
     If you have any questions regarding this application for withdrawal, please contact the undersigned at (602) 445-8302.

Very truly yours,

/s/ Robert S. Kant

Robert S. Kant

Greenberg Traurig, LLP | Attorneys at Law | 2375 East Camelback Road, Suite 700 | Phoenix, Arizona 85016 | Tel. 602.445.8000 | Fax 602.445.8100

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